UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 5)*
Under the Securities Exchange Act of 1934
ENTASIS THERAPEUTICS HOLDINGS INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

293614 103
(CUSIP Number)

Pavel Raifeld Chief Executive Officer Innoviva, Inc. 1350 Old Bayshore Highway Suite 400 Burlingame, CA 877-202-1097
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ◻
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04216R 102

1	NAME OF REPORTING PERSON Innoviva, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,345,794(1)
	8	SHARED VOTING POWER 20,000,000(2)
	9	SOLE DISPOSITIVE POWER 37,345,794(1)
	10	SHARED DISPOSITIVE POWER 20,000,000(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,345,794
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.5%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Includes shares of Common Stock and warrants to purchase Common Stock acquired by INVA on April 22, 2020, June 11, 2020, and September 1, 2020.
(2)	Includes shares of Common Stock and warrants to purchase Common Stock acquired by ISO on May 3, 2021 and June 11, 2021.
(3)
Based on 37,310,254 shares of Common Stock outstanding as of April 27, 2021, as reported by the Issuer in its proxy statement on Schedule 14A filed on May 17, 2021 plus 6,268,975 shares of Common Stock and warrants to purchase 6,268,975 shares of Common Stock acquired by the Reporting Persons on June 11, 2021 plus 3,731,025 shares of Common Stock and warrants to purchase 3,731,025 shares of Common Stock acquired by the Reporting Persons on May 3, 2021, plus warrants to purchase 18,672,897 shares of Common Stock previously acquired by the Reporting Persons.

CUSIP NO. 04216R 102

1	NAME OF REPORTING PERSON Innoviva Strategic Opportunities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,000,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,000,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.9%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes shares of Common Stock and warrants to purchase Common Stock acquired by ISO on May 3, 2021 and June 11, 2021.
(2)
Based on 37,310,254 shares of Common Stock outstanding as of April 27, 2021, as reported by the Issuer in its proxy statement on Schedule 14A filed on May 17, 2021 plus 6,268,975 shares of Common Stock and warrants to purchase 6,268,975 shares of Common Stock acquired by the Reporting Persons on June 11, 2021 plus 3,731,025 shares of Common Stock and warrants to purchase 3,731,025 shares of Common Stock acquired by the Reporting Persons on May 3, 2021.

Explanatory Note

This Amendment No. 5 (the “Amendment No. 5”) amends and supplements the initial Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission on April 23, 2020 and previously amended, (as amended, the “Schedule 13D”) with respect to shares of common stock, $0.001 par value per share (“Common Stock”) of Entasis Therapeutics Holdings Inc., a Delaware corporation (the “Issuer”) and warrants to acquire additional shares of Common Stock of the Issuer. Innoviva, Inc. (“INVA”) and Innoviva Strategic Opportunities LLC (“ISO” and together with INVA, the “Reporting Persons”) are filing this amendment to reflect the acquisition of additional shares of Common Stock and Common Warrants. Except as specifically amended and supplemented by this Amendment No. 5, the Schedule 13D remains in full force and effect
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of Schedule 13D is hereby supplemented as follows:
ISO acquired the Securities (as defined below) for an aggregate purchase price of approximately $12.5 million.  The Securities were acquired with funds provided from working capital of the Reporting Persons.
Item 4. Purpose of Transaction
As previously disclosed on the Schedule 13D, on May 3, 2021, ISO entered into that certain Securities Purchase Agreement with the Issuer (the “Purchase Agreement”), pursuant to which the Issuer agreed to issue and sell to ISO, in a private placement, up to 10,000,000 newly issued shares of Common Stock and Warrants to purchase up to 10,000,000 shares of Common Stock, with an exercise price per share of $2.00.
On May 3, 2021 and in connection with the first closing under the Purchase Agreement, the Issuer issued to ISO 3,731,025 shares of Common Stock and Warrants to acquire an additional 3,731,025 shares of Common Stock of the Issuer (the “First Issuance”).
At a special meeting of stockholders held on June 10, 2021 (the “Special Meeting”), the Issuer's stockholders approved the issuance of the shares of Common Stock and Warrants to ISO in the second tranche of the private placement. On June 11, 2021, the Issuer issued to ISO 6,268,975 shares of Common Stock and Warrants to acquire an additional 6,268,975 shares of Common Stock of the Issuer (the “Second Issuance”). The Warrants, at an exercise price per share of $2.00, are exercisable immediately and have a five year term. Each share of Common Stock and Warrant (together, a “Common Unit”) have been issued and sold together at price per Common Unit of $2.00.
ISO purchased the Common Stock and Warrants reported in this Amendment No. 5 for investment purposes.
Item 5. Interest in Securities of the Issuer
Item 5 in Schedule 13D is hereby amended and restated as follows:
The information contained in the cover paged and in Item 4 to this Schedule 13D is hereby incorporated by reference into this Item 5.  The Reporting Persons did not acquire or sell any shares of Common Stock or other securities of the Issuer during the last 60 days.

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated:  June 11, 2021

INNOVIVA, INC.

By:    /s/ Pavel Raifeld
                Name: Pavel Raifeld
                Title: Chief Executive Officer

INNOVIVA STRATEGIC OPPORTUNITIES LLC
By: Innoviva, Inc., its managing member

By:    /s/ Pavel Raifeld
                Name: Pavel Raifeld
                    Title: Chief Executive Officer